Exhibit 7.1

Other financial data	2015	2014*	2013*	2012*	2011*
Dividend payout ratio (1)	—	10.1%	—	—	—
Return on average total assets (2)	(0.39%)	0.50%	(1.54%)	(0.84%)	(0.99%)
Return on average ordinary shareholders' equity (3)	(7.7%)	11.7%	(34.4%)	(22.3%)	(29.8%)
Average owners' equity as a percentage of average total assets	5.0%	4.3%	4.5%	3.8%	3.3%
Ratio of earnings to combined fixed charges and preference share dividends (4,5)
- including interest on deposits	0.35	2.32	(0.95)	0.05	(0.40)
- excluding interest on deposits	(2.26)	9.56	(21.61)	(9.02)	(15.64)
Ratio of earnings to fixed charges only (4,5)
- including interest on deposits	0.35	2.32	(0.95)	0.05	(0.40)
- excluding interest on deposits	(2.26)	9.56	(21.61)	(9.02)	(15.64)

*Restated refer to page 111 for further details

Notes:

(1)	Dividend payout ratio represents dividends declared on a per share basis as a percentage of net profit attributable to ordinary shareholders on a per share basis.

(2)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(3)	Return on average ordinary shareholders’ equity represents (loss)/profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(4)	For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(5)	The earnings for the years ended 31 December 2015, 2013, 2012 and 2011, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2015, 2013, 2012 and 2011 was £1,164 million, £1,685 million, £3,229 million, £3,184 million and £2,980 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2015, 2013, 2012 and 2011 was £1,164 million were £1,685 million, £3,229 million, £3,184 million and £2,980 million, respectively